UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File Number: 000-53543
______________________________

Ballard Power Systems Inc.
(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J8
Canada
(Address of principal executive office)
______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibits	Descriptions

99.1	Material Change Report dated March 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: March 31, 2021	By:	/s/ R. Randall MacEwen
	Name:	R. Randall MacEwen
	Title:	President and Chief Executive Officer